UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 Star Vending Services Corp.

(fka, ANDES 6 Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Applied For

(CUSIP Number)

The Wiebort Living Trust

26 Cache Street

Rancho Mission Viejo, CA 92694

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

January 21, 2016

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

The Wiebort Living Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) 00

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(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

USA

Number	(7)	Sole Voting Power
of Shares		9,950,000
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		0 on Share Cancellation, before merger

	(10)	Shared Dispositive Power:
		0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0 before merger

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11): 0 before merger

(14)	Type of Reporting Person: OO

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") issued Star Vending Services Corp., a Delaware corporation (the "Company"), whose principal executive offices are located at 26 Cache Street, Rancho Mission Viejo, CA 92694. On January 1, 2016, the Company entered into a Plan and Agreement of Merger and a Share Cancellation Agreement (the "Merger") which resulted in the cancellation of all of the shares of the Company held by the Trust and the reissuance of the same number of shares to the Trust after the completion of the Merger. (See second 13D filing)

Attn: Robert Wiebort

The Wiebort Living Trust

26 Cache Street, Rancho Mission Viejo, CA 92694

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ITEM 2. IDENTITY AND BACKGROUND.

(a) The Wiebort Living Trust (the “Trust”) is managed and controlled by Robert Thadeus Wiebort and Sandra Lynn Wiebort

(b) The Trust’s business address is 26 Cache Street, Rancho Mission Viejo, CA 92694

(c) The Trust was formed for the benefit of Robert Thadeus Wiebort, Sandra Lynn Wiebort and their children, Nicole Ann Wiebort, Samantha Lorraine Wiebort, and Jordyn Tiffany Wiebort, and is a residual family trust governed by the laws of the State of California.

(d) During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is organized under the laws of the State of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, The Wiebort Living Trust acquired 9,950,00 shares, representing 99.5% of the Issuer in a private transaction from Robert Wiebort. The economic consideration pursuant to the Merger is the cancellation of all of the shares in the Company owned by The Wiebort Living Trust and the reissuance of an equal number of shares in a reverse merger by which the Company becomes the sole owner of the shares of Robert Thadeus Management Corp. All such shares are being cancelled prior to the Merger, and will be reissued in exchange for shares of Robert Thadeus Management Corp. that becomes a wholly-owned subsidiary of the Company in the Merger. All of the shares acquired were owned by the Wiebort Living Trust, and Robert Wiebort owned no shares of the common stock of the Issuer directly, but maintains ownership indirectly via The Wiebort Living Trust.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to effect a reverse merger to enable the acquisition of Robert Thadeus Management Corp., d/b/a Star Vending Acquisition Corp, a Nevada corporation. The transaction closed on January 21, 2016.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Robert Wiebort owns no shares of the Issuer's Common Stock directly, but maintains ownership indirectly via The Wiebort Living Trust. Reporting persons filed Form 3 disclosures on July 7, 2015.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 1. Agreement and Plan of Merger, incorporated by reference to the Form 8-K filed January 22, 2016.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2016	THE WIEBORT LIVING TRUST
	By:	/s/ Robert Wiebort
Robert Wiebort, President, CEO, Chairman of the Board of Directors

	By:	/s/ Robert Wiebort
Robert Wiebort, Individually

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